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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Offer Shares. The Offer is made solely by the Offer to Purchase and Consent Statement, dated March 1, 1999, and the related Letters of Transmittal and Consent and is being made to all holders of Offer Shares. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Offer Shares is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Offer Shares is not in compliance with applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the owners of Offer Shares residing in such jurisdiction.

                  New York State Electric & Gas Corporation
                    Notice of Offer to Purchase for Cash
               Any and All Outstanding Shares of the Following
        Series of its Serial Preferred Stock, Par Value $100 Per Share,
                      at the Following Purchase Prices


               Series                              Cusip No.      Purchase Price

3.75% Cumulative Preferred Stock                  649840-20-4         $72.00
4 1/2% Cumulative Preferred Stock (Series 1949)   649840-70-9         $89.50
4.40% Cumulative Preferred Stock                  649840-40-2         $87.50
4.15% Cumulative Preferred Stock (Series 1954)    649840-50-1         $82.50
4.15% Cumulative Preferred Stock                  649840-2*-5         $82.50


                   New York State Electric & Gas Corporation
             Notice of Solicitation of Consents with Respect to All
                     Series of its Serial Preferred Stock

New York State Electric & Gas Corporation (the "Company"), a New York corporation and a subsidiary of Energy East Corporation, invites holders of shares (the "Offer Shares") of the series of serial preferred stock of the Company listed above (each, a "Series of Offer Preferred"), to tender any and all of their Offer Shares for purchase at the applicable purchase price per Offer Share listed above, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Statement, dated March 1, 1999 (the "Offer to Purchase"), and in the applicable Letter of Transmittal and Consent (which together constitute the "Offer").

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON MARCH 26, 1999, UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE").

Concurrently with the Offer, the Board of Directors of the Company is soliciting consents (the "Consent Solicitation") from holders of the Company's outstanding serial preferred stock, which consists of each Series of Offer Preferred together with the Company's 6.30% Serial Preferred Stock (Cumulative, $100 Par Value) (the "6.30% Series"), in connection with a proposal to permit the issuance by the Company of up to $1.2 billion of unsecured indebtedness in excess of all other unsecured indebtedness presently authorized, permitted or previously consented to (the "Proposal"). Consents are being solicited from holders of Offer Shares pursuant to the Offer to Purchase and the applicable Letter of Transmittal and Consent. The 6.30% Series is not subject to the Offer, and consents are being solicited from holders of shares (the "6.30% Shares") of the 6.30% Series pursuant to a separate Consent Statement, dated March 1, 1999 (the "6.30% Statement"), and related Consent. The 6.30% Series and each Series of Offer Preferred are referred to collectively as the "Outstanding Serial Preferred Stock."

While holders who wish to tender their Offer Shares pursuant to the Offer need not grant their consent to the Proposal, the Offer is conditioned upon, among other things, the approval of the Proposal by holders of at least a majority of the votes of shares of the Outstanding Serial Preferred Stock entitled to be cast, considered together as one class. The Offer for any one Series of Offer Preferred is not conditioned upon any minimum number of shares of such Series of Offer Preferred being tendered and is independent of the Offer for any other Series of Offer Preferred. See "Terms of the Offer--Conditions of the Offer" in the Offer to Purchase.

If, but only if, (i) the Proposal is approved by holders of the requisite number of shares of Outstanding Serial Preferred Stock, and (ii) a holder validly consents to the Proposal with respect to Offer Shares but such Offer Shares are not tendered pursuant to the Offer or a holder of 6.30% Shares validly consents to the Proposal with respect to 6.30% Shares, the Company will make a special cash payment to such consenting holder in an amount equal to $1.00 for each such Offer Share or each such 6.30% Share, as the case may be (the "Special Cash Payment"). Those holders who validly tender their Offer Shares will be entitled only to the applicable purchase price per Offer Share listed above and will not be entitled to the Special Cash Payment.

A holder whose Offer Shares or 6.30% Shares are held by a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender Offer Shares or consent to the Proposal, as applicable. Any holder of Offer Shares desiring to accept the Offer and tender all or a portion of his or her Offer Shares and/or consent to the Proposal must, on or prior to the Expiration Date, complete and sign the applicable Letter of Transmittal and Consent, mail or deliver the same and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and if tendering Offer Shares, deliver certificates for such Offer Shares to the Depositary along with the applicable Letter of Transmittal and Consent or tender such Offer Shares pursuant to

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the procedures for book-entry transfer set forth in the Offer to Purchase under "Terms of the Offer--Procedure for Tendering Shares." Any holder who desires to tender Offer Shares and whose certificates for such Offer Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Offer Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase under "Terms of the Offer--Procedure for Tendering Shares." Any holder of 6.30% Shares desiring to consent to the Proposal must, on or prior to March 26, 1999, unless extended, complete and sign the Consent provided along with the 6.30% Statement and mail or deliver the same and any other required documents to the Depositary. Offer Shares may be withdrawn at any time until the Expiration Date with respect to the applicable Series of Offer Preferred and, unless previously accepted for payment, may also be withdrawn after April 23, 1999. Executed consents may be revoked at any time prior to the time the Proposal becomes effective. The Company will pay to each soliciting dealer a solicitation fee for any Offer Share tendered, accepted for payment and paid for pursuant to the Offer, and if the Proposal is approved by holders of the requisite number of shares of Outstanding Serial Preferred Stock, any Offer Share in respect of which a valid consent was granted but which was not tendered in the Offer. See "Fees and Expenses" in the Offer to Purchase and 6.30% Statement, as applicable.

The Offer to Purchase and 6.30% Statement are first being mailed on or about March 1, 1999. The Record Date with respect to the Consent Solicitation is March 5, 1999.

NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, NOR ANY OF ITS OFFICERS MAKES ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO TENDER OFFER SHARES. EACH HOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER OFFER SHARES AND, IF SO, HOW MANY OFFER SHARES TO TENDER.

the company reserves the right at any time, and from time to time, prior to the expiration date, to extend the period of time during which the offer for any series of offer preferred is open or during which consents may be delivered or to otherwise amend the offer OR CONSENT SOLICITATION by giving oral or written notice of such EXTENSION or amendment to the depositary and maKing a public announcement thereof. IF THE COMPANY EXTENDS OR AMENDS THE OFFER FOR ANY SERIES OF OFFER PREFERRED IT WILL NOT BE REQUIRED TO extend or amenD the offer for any other series of offer preferred.

with respect to the offer shares, the offer to purchase and applicable letter of transmittal and consent, and with respect to the 6.30% shares, the 6.30% statement and consent, contain important information regarding the offer and THE consent solicitation, AS APPLICABLE, and should be READ CAREFULLY before any decision is made regarding the offer OR the consent solicitation.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager and Solicitation Agent at their respective addresses and phone numbers listed below. Requests for additional copies of the Offer to Purchase, the Letters of Transmittal and Consent, the 6.30% Statement, the Consent or other tender offer or consent materials should be directed to the Information Agent, and such copies

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will be furnished promptly at the Company's expense. Preferred Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance.

The Information Agent is:

Georgeson & Company Inc.


Wall Street Plaza
New York, New York 10005
Banks and Brokers Call Collect:
(212) 440-9800
All Others Call:
(800) 223-2064

The Dealer Manager and Solicitation Agent is:

Salomon Smith Barney

390 Greenwich Street
New York, New York 10013
Attention:  Liability Management Group
(800) 558-3745
March 1, 1999